Mail Stop 6010

December 4, 2007

Adam D. Singer, M.D.
Chief Executive Officer
IPC the Hospitalist Company, Inc.
4605 Lankershim Boulevard, Suite 617
North Hollywood, CA 91602

       Re: IPC The Hospitalist Company Inc.
              Amendment No. 2 to the Registration Statement on Form S-1
              Filed November 15, 2007
              File No. 333-145850

Dear Dr. Singer:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/Amendment No. 2

Management's Discussion and Analysis of Financial Condition, page 33
Critical Accounting Estimates, page 36
Accounts Receivable, page 37

1.   Refer to your response to comment 12. We continue to maintain that the inclusion of an aging accounts receivable by payor is useful information to an investor. Please revise your discussion to include this table.

<u>Audited Consolidated Financial Statements – Years Ended December 31, 2006, page F-1</u>
<u>Consolidated Statements of Income, page F-4</u>

2.   Refer to your response to comment 19. Please provide us a Table quantifying Bad Debt Expense by Payor for each period presented in order for us to determine the source of the bad debt charges. Tell us what percent of this type Receivable ("deductibles and co-payments) is being charged to Bad Debt Expense. Further tell us how you determine the specific amounts to write-off at the date of service including which amounts are collectible and which amounts are not collectible at the time that the receivable is recorded. If the Receivables are uncollectible, charged to Bad Debt Expense and credited to Allowance for Bad Debts the expense should not be netted against Revenue. Item 5-03(b)(5) of Regulation S-X is very clear about that. Tell us, citing specific authoritative literature, how your accounting complies with GAAP.

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>8. Stock Option Plans, F-16</u>

3.   Refer to your response to comment 22. Qualitatively and quantitatively discuss, potentially in your Critical Accounting Policy discussion beginning on page 37, each significant factor contributing to the difference between the contemporaneous valuations of common stock for stock options granted in 2007 and the estimated IPO price. Your disclosure should also include any options granted up to the date of filing the amendment.

<u>9. Redeemable Convertible Preferred Stock, page F-17</u>

4.   Refer to you response to comment 23. It is still unclear to us how the particular redemption feature described in your filing and responses requires these shares to be determined to be participatory within the guidance of EITF 03-06. Specifically, given the fact that the shares appear to be only redeemable upon liquidation and that the dividends are only owed upon declaration of those dividends. Please explain to us how the non-cumulative nature may or may not be affected by liquidation, and specifically clarify what exactly constitutes a liquidation event.

<u>Financial Statements – September 30, 2007</u>
<u>10. Redeemable Convertible Preferred Stock Warrant Liabilities, page F-32</u>

5.   Please explain to us what specific characteristic within the redemption feature that was removed in October 2007 required you to classify these instruments as liabilities. Specifically address whether it was solely the redemption upon liquidation feature and how that meets the definition of "puttable or mandatorily redeemable" discussed in FSP 150-5.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jim Peklenk at (202) 551-3661 or Jim Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert W. Kadlec, Esq.
        Sidley Austin LLP
        555 West Fifth Street, Suite 4000
        Los Angeles, CA 90013